SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 February, 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 13 February, 2009 re: Trading Statement

27/09 13

February 2009

TRADING STATEMENT

The Board of Lloyds Banking Group plc (the ‘Group’) announces an update to the trading performance of HBOS plc (HBOS) and Lloyds TSB Group (Lloyds TSB) for the year ended 31 December 2008 and on the capital position of the Group as at 31 December 2008. The figures quoted in this statement are preliminary estimates and unaudited.

Lloyds TSB traded profitably and satisfactorily in 2008 and expects to report a profit before tax from its continuing businesses, including the impact of approximately £1.3 billion from market dislocation, of some £2.4 billion. On a statutory basis, adjusting for the impact of insurance volatility of c.£0.75 billion, and aggregate provisions of c.£0.4 billion in respect of the Financial Services Compensation Scheme (FSCS) levy, certain historic US dollar payments and goodwill write-downs, profit before tax is expected to be in the region of £1.3 billion, before the policyholder interests volatility charge which is currently expected to be c.£0.5 billion.

Since its 12 December 2008 trading update, HBOS’s 2008 trading has been further impacted by increasingly difficult market conditions, an acceleration in the deterioration of credit quality and falls in estimated asset values. The Group expects HBOS to report an underlying loss before tax of some £8.5 billion for the year ended 31 December 2008. On a statutory basis, adjusting for the impact of short term fluctuations (c.£0.25 billion), loss on sale of businesses (c.£0.85 billion), FSCS levy (c.£0.2 billion) and goodwill impairment (c.£0.15 billion), the loss before tax is expected to be approximately £10 billion, before the policyholder tax charge which is currently expected to be approximately £0.9 billion. The key elements of the loss are the £4 billion impact of market dislocation and approximately £7 billion of impairments in the HBOS corporate division. The market dislocation has been driven by deterioration in asset quality and falling market valuations. The impairments are, principally as a result of applying a more conservative provisioning methodology consistent with that used by Lloyds TSB, and reflecting the acceleration in the deterioration in the economy, some £1.6 billion higher than our expectations when we issued our shareholder circular at the beginning of November last year.

The Board currently estimates that the Group’s Core tier 1 capital ratio at 31 December 2008 will be within the range of 6.0 - 6.5 per cent, which is significantly in excess of its regulatory capital requirements. This reflects the unaudited financial results for both Lloyds TSB and HBOS and is adjusted for the completion of recent capital raisings, and the initial fair value analysis of the acquired assets and liabilities which includes the regulatory capital benefit of the fair valuing, on acquisition, of HBOS’s own debt (the Group will provide a further update on these matters when it announces its full results on 27 February 2009). On the same proforma basis, the Group continues to expect its Tier 1 capital ratio, at 31 December 2008, to be in excess of 9 per cent.

Eric Daniels, Group Chief Executive, Lloyds Banking Group, said:

“HBOS’s 2008 results have been adversely affected by the impact of market dislocation, which accelerated significantly in the last quarter of 2008, and the additional impairments required on the HBOS corporate lending portfolios. These impairments primarily reflect the application of a more conservative recognition of risk and the further deterioration in the economic environment.

Whilst we recognise that the short term outlook is more challenging, Lloyds Banking Group has the largest UK financial services franchise, with excellent long-term earnings potential. The Group will provide an update to the market on 27 February 2009, and is already making good progress in integrating the two businesses.”

For further information:

Investor Relations

Michael Oliver     +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe     +44 (0) 20 7356 1571

Senior Manager, Investor Relations

Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Shane O’Riordain     +44 (0) 20 7356 1849

Group Communications Director

E-mail: shane.o’riordain@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group’s actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  13 February, 2009